David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
EC03T / 526 S. Church Street
Charlotte, NC 28202

Mailing Address:
P.O. Box 1006
Charlotte, NC 28201-1006

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

June 11, 2010

VIA EDGAR

H. Christopher Owings

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549

Re:          Duke Energy Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Definitive Proxy Statement on Schedule 14A Filed March 22, 2010

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010

Filed May 7, 2010

File No. 001-32853

On behalf of Duke Energy Corporation (the “Company”), I am writing to confirm receipt of your comment letter dated June 7, 2010 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed February 26, 2010, its Definitive Proxy Statement on Schedule 14A filed March 22, 2010, and its Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010 filed May 7, 2010 (Commission File No. 001-32853).  The Company will file a written response to your comments and anticipates filing such response the week of June 28, 2010.

Please do not hesitate to call me at (704) 382-3477 with any questions regarding the foregoing.

Very truly yours,

/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary